File No. 333-33971
                                                                    Rule 424(c)

                  SUPPLEMENT TO FORM S-8 REGISTRATION STATEMENT
                              DATED AUGUST 14, 1997

The information in the Registration Statement on Form S-8 of Metropolitan Health Networks, Inc., File no. 333-33971 is supplemented by the following. The description of securities in the section "Consulting Agreement" on page 5, and on any other page where the information appears, is revised to provide the following:

         On July 28, 1997, the Company and Lion Capital Corporation, a corporation owned and controlled by Debra Kevorkian and Paul Frazzini, entered into a Consulting Agreement, as amended on October 7, 1998 and and January 27, 1999, pursuant to which consultant provide advice to the Company concerning its related services including (i) further development enhancement of current operations and recommendations with regards to additional services and geographic service expansion; (ii) research evaluation, due diligence negotiation with respect to strategic partners joint ventures, acquisitions and other venture partners; (iii) negotiations, introductions and evaluations of sources of credit, banking relationships and related financial opportunities;
(iv) marketing surveys and studies and general marketing assistance; (v) assistance and advice with respect to shareholder investor relations and assistance to the Company in the preparation of reports to its shareholders and investors. As compensation for its services rendered under the Consulting Agreement, Consultant received 10,000 shares of the Company's Common Stock and an Option to purchase an aggregate of 150,000 shares. The Option shall be exercisable as to the first 100,500 shares at any time during the twenty one
(21) month period commencing July 28, 1997 and expiring on April 1, 1999, as follows: (i) the Option as to Thirty-Three Thousand Five Hundred (33,500) shares shall be exercisable at a purchase price of $1.14 per share, (ii) the Option as to an additional Thirty-Three Thousand Five Hundred (33,500) shares shall be exercisable at a purchase price of $1.14 per share, and (iii) the Option as to the remaining Thirty-Three Thousand Five Hundred (33,500) shares shall be exercisable at a purchase price of $1.14 per share. The Option shall be exercisable as to the remaining 49,500 shares at any time commencing April 1, 1998 and expiring on April 1, 1999, as follows: (i) the Option as to Sixteen Thousand Five Hundred (16,500) shares shall be exercisable at a purchase price of $1.14 per share, (ii) the Option as to an additional Sixteen Thousand Five Hundred (16,500) shares shall be exercisable at a purchase price of $1.14 per share, and (iii) the Option as to the remaining Sixteen Thousand Five Hundred (16,500) shares shall be exercisable at a purchase price of $1.14 per share. The purchase price for the exercise of the options is payable in cash, and the price of the shares of Common Stock shall be paid in full upon exercise of the options. There are no redemption rights in connection with the options.

         The description of the Selling Security Holder in the section "Sales by Selling Security Holder", and all reference to the Selling Security Holder shall be Vama Holdings Corp., the transferee of the Options.


The date of this Supplement is January 29, 1999.